EXHIBIT D-6

                                STATE OF ILLINOIS

                          ILLINOIS COMMERCE COMMISSION

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY, UNION             :
ELECTRIC COMPANY                                           :
                                                           :      03-0657
PETITION FOR APPROVAL OF TRANSFER OF GAS SYSTEM            :
ASSETS AND GAS PUBLIC UTILITY BUSINESS AND FOR             :
APPROVAL OF ENTRY INTO VARIOUS AGREEMENTS RELATED          :
THERETO.                                                   :
                                                           :




                                      ORDER
                                      -----















DATED:  September 22, 2004


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                                                                         03-0657

                                TABLE OF CONTENTS
                                -----------------


I.       PROCEDURAL HISTORY....................................................1

II.      BACKGROUND; NATURE OF OPERATIONS......................................2

III.     DESCRIPTION OF PROPOSED TRANSACTIONS..................................4

IV.      STATUTORY AUTHORITY...................................................6

V.       ARTICLE VI REQUIREMENTS - CAPITALIZATION..............................8

VI.      ARTICLE VII REQUIREMENTS.............................................11

VII.     RATES; TARIFFS; PGA; TERMS AND CONDITIONS OF SERVICE.................19

VIII.    ACCOUNTING ENTRIES; ANNUAL REPORT; OTHER ISSUES......................20

IX.      PRIMARY AREAS OF DISAGREEMENT IN EXCEPTIONS AND REPLIES..............21

X.       FINDINGS AND ORDERING PARAGRAPHS.....................................24



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                                STATE OF ILLINOIS

                          ILLINOIS COMMERCE COMMISSION

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY, UNION             :
ELECTRIC COMPANY                                           :
                                                           :       03-0657
PETITION FOR APPROVAL OF TRANSFER OF GAS SYSTEM            :
ASSETS AND GAS PUBLIC UTILITY BUSINESS AND FOR             :
APPROVAL OF ENTRY INTO VARIOUS AGREEMENTS RELATED          :
THERETO.                                                   :
                                                           :

                                      ORDER
                                      -----

By the Commission:

I.       PROCEDURAL HISTORY

         In this proceeding, Union Electric Company d/b/a AmerenUE ("AmerenUE") and Central Illinois Public Service Company d/b/a AmerenCIPS ("AmerenCIPS") (collectively the "Companies" or "Applicants") filed the above-referenced petition with the Illinois Commerce Commission ("Commission"). Thereafter, the Companies filed an Amended Petition, a Second Amended Petition and a motion to modify the Second Amended Petition. In these filings, the Companies seek approval, pursuant to Sections 6-102, 6-103, 7-101, 7-102, 7-203, 7-204 and
9-201 of the Public Utilities Act ("Act"), 220 ILCS 5/1-101 et seq., to transfer AmerenUE's retail gas operations and related assets to AmerenCIPS, pursuant to an "Asset Transfer Agreement" attached as Schedule 1 to Ameren Exhibit 1.0. The Companies also seek various other approvals relating thereto, including the issuance of a promissory note by AmerenCIPS, as described below.

         Pursuant to due notice given in accordance with the law and the rules of the Commission, prehearing conferences and an evidentiary hearing were held before a duly authorized Administrative Law Judge of the Commission in Springfield, Illinois. Appearances were entered by the Companies and Commission Staff. No other appearances were entered, and no petitions for leave to intervene were filed in this proceeding.

         At the evidentiary hearing, testimony and other evidence submitted by the Companies and Staff was admitted into the evidentiary record. Admitted into evidence on behalf of the Companies were the Direct, Supplemental Direct, Additional Supplemental Direct and Rebuttal Testimony of Craig D. Nelson (Ameren Exhibits 1.0, 3.0, 4.0 and 5.0, respectively), who is the Vice President - Corporate Planning for Ameren Services Company and Vice President of AmerenCIPS. Also admitted on behalf of the Companies were the Direct and Rebuttal Testimony


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                                                                         03-0657


of Mr. Jon R. Carls. (Ameren Exhibits 2.0 and 6.0, respectively) Mr. Carls is the Director, Regulatory Services for Ameren Services Company. Also admitted on behalf of the Companies were Ameren Exhibits 7.0, 7.0 Revised, 8.0, 9.0 and 10.0.

         For the Commission Staff, Ms. Rochelle Phipps, a Senior Financial Analyst in the Finance Department of the Financial Analysis Division, sponsored Staff Exhibit 1.0R Public and 1.0R Proprietary. Ms. Dianna Hathhorn, an Accountant in the Accounting Department of the Financial Analysis Division and a Certified Public Accountant, sponsored Staff Exhibit 2.0. Mr. Eric Lounsberry, Supervisor of the Gas Section of the Engineering Department of the Energy Division, sponsored Staff Exhibit 3.0. Mr. Peter Lazare, Senior Economic Analyst with the Commission's Financial Analysis Division, submitted testimony identified as Staff Exhibit 4.0. Mr. David Rearden, a Senior Economist for the Commission's Energy Division, sponsored Staff Exhibit 5.0.

         Pursuant to a post-hearing schedule adopted at the hearing, a draft order was filed by the Companies. A proposed order was served on the parties. Briefs on exceptions ("BOEs") were filed by Applicants and by Staff. A reply brief on exceptions ("RBOE") was filed by Staff.

         In their BOE, the Applicants assert, among other things, that the draft order they filed was "supported by" Staff. (Ameren BOE at 1-2) Staff disagrees with this characterization, arguing that Staff had "no objection" to the Companies' draft order. (Staff RBOE at 1-2)

II.      BACKGROUND; NATURE OF OPERATIONS

         AmerenUE is a combination gas and electric utility that provides natural gas and/or gas transportation service to approximately 18,200 customers in Alton, Illinois, and the immediate vicinity. By class, there are approximately 16,900 residential customers, 1,290 commercial customers, and 10 large industrial firm, interruptible and transportation customers. AmerenUE says it owns and operates approximately 294 miles of gas distribution mains used to serve its customers in Illinois. The Companies state that the major portion of gas purchased by AmerenUE for the Alton areas is transported to the area by Mississippi River Transmission Corporation. The remaining portion is transported to Alton by Illinois Gas Transmission Company through its interconnection with Natural Gas Pipeline Company of America ("NGPL").

         AmerenUE has a propane air-mixing plant for supplementing its natural gas supply on days of peak requirements. AmerenUE has no on-system storage capability; it either contracts for such services from interstate pipelines with which it deals or obtains storage services from third-party suppliers. According to the Companies, AmerenUE's peak usage day in 2003 occurred on January 23, 2003, when a throughput of 26,684 MMBtu was experienced on its distribution system. (Second Amended Petition at 2-3)



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         AmerenCIPS is also a combination gas and electric utility providing natural gas and/or gas transportation service to over 170,000 customers in 267 communities in central and southern Illinois. By class, AmerenCIPS has approximately 153,000 residential customers, 17,000 commercial customers and 309 large industrial firm, interruptible and transportation customers. The Companies state that AmerenCIPS owns and operates approximately 4,950 miles of gas transmission and distribution mains in serving its customers. They assert that the major portion of the gas purchased by AmerenCIPS is transported to the area by the following interstate pipelines: Panhandle Eastern Pipe Line Company, Texas Eastern Transmission Corporation, Trunkline Gas Company, NGPL, Texas Gas Transmission Corporation and Midwestern Gas Transmission Company. (Second Amended Petition at 3)

         The Companies also state that AmerenCIPS' gas system is connected to two other Illinois gas utility systems: Northern Illinois Gas Company and Central Illinois Light Company, d/b/a AmerenCILCO. They add that AmerenCIPS owns and operates four gas storage reservoirs directly connected to its system, and either contracts for additional storage services from the interstate pipelines with which it deals, or obtains such services from third-party suppliers. AmerenCIPS also has a propane air-mixing plant for supplementing its supply. AmerenCIPS' peak demand in 2003 occurred on January 23, 2003, with a total demand of 300,960 MMBtu. (Second Amended Petition at 3)

         AmerenUE and AmerenCIPS are both first tier subsidiaries of Ameren Corporation ("Ameren"), a registered holding company under the federal Public Utility Holding Company Act of 1935 ("PUHCA"). The Companies came under common control pursuant to a merger of AmerenUE and CIPSCO Incorporated, AmerenCIPS' previous parent company. The Commission approved that merger in Docket No. 95-0551, subject to certain conditions. The Companies state that both rely extensively on support services provided by a common service company, Ameren Services Company, and also receive services from Ameren Energy Fuels and Services Company. (Second Amended Petition at 3-4)

         The Companies state that they now seek to structure their gas utility operations along state lines. Under this proposal, for which authorization is sought in the instant proceeding, AmerenCIPS would acquire AmerenUE's gas utility operations and assets in Illinois while AmerenUE would remain responsible for all gas utility operations in Missouri. (Second Amended Petition at 4)

         The Companies state that they had previously sought approval for substantially the same transaction from the Commission in Docket No. 00-0648. The Companies add that due to an unexpected delay in a related proceeding before the Missouri Public Service Commission, the Companies sought and received an Order from the Commission in Docket No. 00-0648 granting the withdrawal of that petition.

         The Companies also state that in Docket Nos. 00-0650 and 00-0655 (cons.), they had provided notice of their intent to transfer AmerenUE's


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Illinois electric business to AmerenCIPS and that the Commission had entered an
Order in those consolidated dockets acknowledging the transfer of the electric business. (Second Amended Petition at 4-5)

III.     DESCRIPTION OF PROPOSED TRANSACTIONS

         In the instant proceeding, the Companies seek approval to transfer AmerenUE's retail gas operations and related assets to AmerenCIPS, pursuant to an Asset Transfer Agreement, along with various other approvals relating thereto. The Asset Transfer Agreement was attached as Schedule 1 to Ameren
Exhibit 1.0.

         As a result of the proposed gas asset transfer, which is the subject of this docket, and the proposed electric asset transfer, which is not, AmerenUE represents that its only remaining "Illinois assets" would be electric generating plants in Venice, Illinois, and Keokuk, Iowa, and a limited number of transmission towers and related facilities. (Ameren draft order at 3) A description of the gas assets to be transferred is included in the Asset Transfer Agreement attached to Ameren Exhibit 1.0. AmerenUE also intends to assign all related obligations to AmerenCIPS, including, without limitation, the certificates of public convenience and necessity granted by the Commission authorizing AmerenUE to provide gas utility service in Illinois, environmental permits, all municipal and county franchises, supply contracts, maintenance and labor agreements (as applicable), and any other relevant agreements that exist as of the Closing Date, and all obligations covered by AmerenUE's existing Illinois tariffs and riders. (Second Amended Petition at 5; Staff RBOE at 5-6)

         In terms of the STRUCTURE of and FINANCING for the proposed transaction, including the issuance of a promissory note by AmerenCIPS for which approval is sought, the Companies propose that the following transactions will occur:

         (1) AmerenUE will transfer approximately 50% of the combined electric and gas net assets to AmerenCIPS in exchange for a promissory note in an amount equal to approximately 50% of AmerenUE's total net book value, estimated to be approximately $69 million. AmerenUE will hold the promissory note and receive payments, including interest at a market rate, from AmerenCIPS.

         (2) AmerenUE will also declare an "in kind" dividend to Ameren equal to the remaining balance (approximately 50%) of the net book value of the combined assets net of liabilities, estimated to be approximately $69 million; and

         (3) Ameren will then transfer the dividended assets and liabilities to AmerenCIPS as a capital contribution.

(Second Amended Petition at 5-6)

         The Commission takes notice that AmerenCIPS' capital structure as of December 31, 2003, per books and pro forma, may be summarized as follows:


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                                                                         03-0657

                                             AMERENCIPS
                   DECEMBER 31, 2003 CAPITAL STRUCTURE

                   Capital Component     Amount               Percentage
                   ---------------------------------------    ------------
                   Common Equity         $531,699,468         52.31%
                   Long-Term Debt        $484,687,043         47.69%
                                         -----------------    ------------
                   Total                 $1,016,386,511       100%

                   Source: Central Illinois Public Service Company, 2003 Form
                   21 ILCC Page 4


                                             AMERENCIPS
                   PRO FORMA CAPITAL STRUCTURE AFTER PROPOSED TRANSACTION

                   Capital Component     Amount               Percentage
                   ---------------------------------------    ------------
                   Common Equity         $600,699,468         52.04%
                   Long-Term Debt        $553,687,043         47.96%
                                         -----------------    ------------
                   Total                 $1,154,386,511       100%

                   Note: $69 million added to December 31, 2003 common equity and long term debt balances



         The promissory note would have an initial 5-year term, with a 10-year amortization schedule. There will be a balloon payment at the end of the 5th year, unless the note term is extended for an additional five years by agreement of the parties. The note will be subordinated to all other debt of AmerenCIPS. (Second Amended Petition at 6)

         Ameren witness Nelson alleged that the transfer would produce benefits for Ameren, AmerenUE, AmerenCIPS and their customers. The Companies assert that it will be more practical and efficient for the two companies to organize themselves along state lines, and would simplify the reporting processes. The Companies claim the reduction in reporting requirements and overall reduction in regulatory administration will, in time, reduce operating costs and expenses, and enhance regulatory efficiencies. The Companies also assert that the transfer will not impose any detriment to customers. They contend that AmerenCIPS remains qualified to provide gas service to Illinois customers.

         Mr. Nelson also claims the transfer is consistent with the path in which each of the states currently views competitive choice. That is, he states, Illinois allows for retail choice for all electric customers, while Missouri remains the more traditional vertically integrated utility regime. He further


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claims that separating or consolidating utility functions along state lines will serve to limit regulatory conflicts for AmerenUE and its Illinois operations, and avoid duplicative administrative functions.

         According to Mr. Nelson, it is Ameren's intention to transfer the natural gas assets and associated obligations of AmerenUE's Metro East retail operations in Illinois to AmerenCIPS. Under the Companies' overall plan, AmerenUE would cease doing business as a gas utility, as proposed in this docket, and as an electric utility, in the State of Illinois. Thus, under the Companies' plan, AmerenUE would cease doing business as a public utility in Illinois.

         For the current AmerenUE service area, AmerenCIPS proposes to initially adopt the service classifications and rates in AmerenUE's tariffs. AmerenCIPS is not proposing any change in the actual rates or charges, or service at this time. AmerenCIPS requests, pursuant to Section 9-201 of the Act, that the tariffs attached as Schedule 2 to the testimony of Mr. Carls become effective as of the transfer. The Companies also say that many of the support services currently offered by Ameren Services Company and Ameren Energy Fuels and Services Company to the Ameren Companies will continue to be offered to AmerenCIPS after the transfer. They claim that the provision of these services serves to assure that the former AmerenUE Illinois customers will continue to receive quality service.

IV.      STATUTORY AUTHORITY

         As noted above, in their petition as amended, the Companies request the Commission's approval under Sections 6-102, 6-103, 7-101, 7-102, 7-203, 7-204 and 9-201 of the Illinois Public Utilities Act.

         Section 6-101 of the Act places the power to issue securities under the authority of the Commission and provides for the Commission to provide identification numbers to be placed on the face of securities issued by utilities. In addition, Section 6-108 of the Act governs fees that utilities must pay for security issuances authorized by the Commission.

         Section 6-102(a) provides that, in order to issue a note payable at periods of more than 12 months, a public utility must first receive an Order of the Commission authorizing such issue. The Commission must find in the Order that "...the money, property or labor to be procured or paid for by such issue is reasonably required for the purpose or purposes specified in the order." (220 ILCS 5/6-102(a))

         Section 6-103 of the Act provides, in relevant part, that "in any reorganization of a public utility, . . . the amount of capitalization . . . shall be such as is authorized by the Commission, which in making its determination, shall not exceed the fair value of the property involved." (220 ILCS 5/6-103)


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         Section 7-101(3), provides in part, "No . . . financial or similar contract and no contract or arrangement for the purchase, sale, lease or exchange of any property, or for the furnishing of any service, property or thing, hereafter made with any affiliated interest . . . shall be effective until it has first been filed with and consented to by the Commission . . . ."
(220 ILCS 5/7-101(3)) The Commission observes that the Asset Transfer Agreement and the promissory note require approval under Section 7-101(3) of the Act.

         Section 7-102(A) provides, in part, that unless approved by the
Commission:

         (b) No public utility may purchase, lease, or in any other manner acquire control, direct or indirect, over the franchises, licenses, permits, plants, equipment, business or other property of any other public utility.

         (c) No public utility may assign, transfer, lease, mortgage, sell (by option or otherwise), or otherwise dispose of or encumber the whole or any part of its franchises, licenses, permits, plant, equipment, business, or other property, but the consent and approval of the Commission shall not be required for the sale, lease, assignment or transfer (1) by any public utility of any tangible personal property which is not necessary or useful in the performance of its duties to the public, or (2) by any railroad of any real or tangible personal property.

         (d) No public utility may by any means, direct or indirect, merge or consolidate its franchises, licenses, permits, plants, equipment, business or other property with that of any other public utility.

         (220 ILCS 5/7-102)

         Section 7-102(C) of the Act provides, in part, that the Commission may grant a request under Section 7-102 if it finds that "the public will be convenienced thereby."

         Section 7-203 of the Act provides in part:

         No franchise, license, permit or right to own, operate, manage or control any public utility shall be assigned, transferred or leased nor shall any contract or agreement with reference to or affecting any such franchise, license, permit or right be valid or of any force or effect whatsoever, unless such assignment, lease, contract, or agreement shall have been approved by the Commission.

         (220 ILCS 5/7-203)

         At the request of the Staff, the Companies amended their Petition to seek approval under Section 7-204 of the Act. In reviewing a proposed reorganization, Section 7-204(b) requires that the Commission find the following:


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         (1) the proposed reorganization will not diminish the utility's ability to provide adequate, reliable, efficient, safe and least-cost public utility service;

         (2) the proposed reorganization will not result in the unjustified subsidization of non- utility activities by the utility or its customers;

         (3) costs and facilities are fairly and reasonably allocated between utility and non-utility activities in such a manner that the Commission may identify those costs and facilities which are properly included by the utility for ratemaking purposes;

         (4) the proposed reorganization will not significantly impair the utility's ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure;

         (5) the utility will remain subject to all applicable laws, regulations, rules, decisions and policies governing the regulation of Illinois public utilities;

         (6) the proposed reorganization is not likely to have a significant adverse effect on competition in those markets over which the Commission has jurisdiction; and

         (7) the proposed reorganization is not likely to result in any adverse rate impacts on retail customers.

         (220 ILCS 5/7-204(b))

         Section 7-204(c) states as follows:

         (c) The Commission shall not approve a reorganization without ruling on: (i) the allocation of any savings resulting from the proposed reorganization; and (ii) whether the companies should be allowed to recover any costs incurred in accomplishing the proposed reorganization and, if so, the amount of costs eligible for recovery and how the costs will be allocated.

V.       ARTICLE VI REQUIREMENTS - CAPITALIZATION

         Article VI of the Act is entitled "Capitalization" and certain provisions in Article VI are set forth above.


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         As explained more fully above, part of the Companies' plan involves the issuance, by AmerenCIPS, of a promissory note in an amount equal to approximately 50% of the total book value, estimated to be approximately $69 million.

         Mr. Nelson asserted that the proposed transfer will not adversely affect the capitalization of AmerenCIPS. He testified that the 50% note and 50% dividend structure of this transaction will maintain a capital structure at AmerenCIPS substantially the same as its current CAPITAL STRUCTURE. According to Mr. Nelson, AmerenCIPS will continue to maintain a reasonable capital structure and its overall capitalization will not be adversely affected. (Ameren Ex. 3.0 at 5)

         Staff witness Phipps stated that the promissory note will have an initial five-year term, with a ten-year amortization schedule, and a balloon payment at the end of the fifth year, unless the note's term is extended for an additional five years by agreement of the parties. She says the promissory note will be subordinated to all other of AmerenCIPS' debt. (Staff Ex. 1.0 at 11, citing Second Amended Petition, paragraph 10)

         According to Ms. Phipps, other than upon agreement of both parties, there are no specific provisions or conditions that must be satisfied in order to extend the term of the promissory note at the end of the fifth year. She says that in the instant docket, the Companies are not requesting approval to extend the term of the promissory note. (Staff Ex. 1.0 at 12)

         Ms. Phipps testified that the actual interest rate will be based on interest rates charged for comparable unsecured five-year notes issued by companies whose credit quality and bond ratings are comparable to those of AmerenCIPS. She says the formula used to derive the interest rate will be based on yields on the five-year U.S. Treasury notes and bonds having five years remaining until maturity, plus a premium based on AmerenCIPS' credit quality and the terms of the promissory note.

         Ms. Phipps adds that based on current market conditions, the Companies estimate the promissory note will bear an interest rate of approximately 4.75%. Given that the exact interest rate of the proposed indebtedness is currently unknown, Ms. Phipps recommends that the Commission Order indicate that approval of the indebtedness should not be construed as a determination that the promissory note's interest rate is reasonable for ratemaking purposes. (Staff Ex. 1.0 at 12-13)

         Ms. Phipps also testified that AmerenCIPS' capital structure ratios would remain substantially the same following the proposed reorganization. She recommends that the Commission authorize AmerenCIPS to issue a promissory note to AmerenUE in exchange for AmerenUE's Metro East assets in an amount equaling 50% of the net book value of those assets up to a maximum of $69 million subject to the following conditions: (1) AmerenCIPS seeks Commission authority before agreeing to extend the promissory note from five to ten years; (2) within ten business days of establishing an interest rate on the note, AmerenCIPS file a special report with the Commission disclosing that interest rate and


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demonstrating how that interest rate was set, including supporting source documents; and (3) AmerenCIPS submit quarterly reports in connection with the promissory note, as described in 83 Illinois Administrative Code 240.

         In response, Mr. Nelson testified that Ameren is willing to accept the three conditions proposed by Ms. Phipps as described immediately above. (Ameren Ex. 5.0 at 2-3)

         Ms. Phipps further stated that should the Commission authorize the proposed indebtedness, SECTION 6-108 of the Act requires AmerenCIPS pay a FEE equal to 24 cents for every $100 of the principal amount of the promissory note due no later than 30 days after the Commission authorizes such indebtedness. She says AmerenCIPS requests authority to issue indebtedness in an amount not to exceed $69 million; thus, AmerenCIPS will owe fees totaling $165,600 due within 30 days of the Commission Order authorizing such indebtedness. (Staff Ex. 1.0 at
14)

         In his supplemental direct testimony, Ameren witness Nelson acknowledged that Ameren is required to pay such a fee pursuant to Section 6-108 of the Act. (Ameren Ex. 3.0 at 4)

         SECTION 6-103 of the Act requires that in any reorganization, the Commission shall authorize the amount of capitalization of a public utility formed by a reorganization, which shall not exceed the FAIR VALUE of the property involved. Staff witness Phipps testified that AmerenUE's Metro East assets are being transferred to AmerenCIPS for an amount equaling their net book value; thus, in her view, the proposed reorganization satisfies the requirements of Section 6-103 of the Act. (Staff Ex. 1.0 at 10)

         With regard to the requirements in Article VI as discussed above, the Commission has reviewed the evidence presented in this proceeding and hereby finds, subject to the conditions set forth herein, that AmerenCIPS should be authorized to issue a promissory note in an amount of up to $69 million. The proceeds of the issuance are to be used solely to acquire the utility assets of AmerenUE in order to consummate the proposed transaction described more fully above. Consistent with the requirements of Section 6-102(a), the Commission finds that the property to be procured by such issue is reasonably required for the purposes stated above.

         The Commission also finds that approval of the proposed indebtedness shall not be construed as a determination that the interest rate on the promissory note is reasonable for ratemaking purposes. The Commission further concludes that the three conditions proposed by Ms. Phipps, as described above, are reasonable and they are hereby adopted.

         The Commission also finds that Section 6-108 of the Act is applicable to the promissory note, and that AmerenCIPS will owe fees totaling $165,600, which shall be due within 30 days of the final order in this proceeding.



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         With respect to the requirements of Section 6-103 of the Act, the
Commission observes that the AmerenUE assets will be transferred to AmerenCIPS for an amount equaling their net book value. Furthermore, the structure of the proposed transaction, which utilizes the promissory note for 50% of the cost and dividend transactions combined with a capital contribution for the other 50%, will not substantially alter the existing capital structure of AmerenCIPS. The Commission concludes that the resulting capitalization of AmerenCIPS, after completion of the proposed transaction, will be reasonable and is hereby approved.

VI.      ARTICLE VII REQUIREMENTS

         Pursuant to SECTION 7-203 of the Act, no "franchise, license, permit or right to own, operate, manage or control any public utility shall be assigned, transferred or leased nor shall any contract or agreement with reference to or affecting any such franchise, license, permit or right be valid or of any force or effect whatsoever, unless such assignment, lease, contract, or agreement shall have been approved by the Commission."

         Under the proposed transaction, the Companies intend to assign all of AmerenUE's obligations to AmerenCIPS at the time of the closing of the transfer agreement. Ameren witness Nelson stated that AmerenUE will assign all related obligations to AmerenCIPS, including the certificates of public convenience and necessity granted by the Commission, environmental permits and obligations, all municipal and county franchises, supply contracts, maintenance and labor agreements, and any other relevant agreements that exist as of the time of the closing of the transfer agreement. (Ameren Ex. 1.0 at 5)

         Staff witness Lounsberry recommended that the Commission grant approval, pursuant to Section 7-203 of the Act, of the transfer of the assets and liabilities as requested by the Companies. In direct testimony, however, he did recommend that the Companies provide a listing of each certificate of public convenience and necessity granted by the Commission that AmerenUE intends to assign to AmerenCIPS, as well as a listing of all other relevant documents that AmerenUE intends to assign to AmerenCIPS. (Staff Ex. 3 at 4) The information requested by Mr. Lounsberry was provided as Ameren Ex. 7.0 and Ameren Ex. 7.0 Revised.

         Having reviewed the record, the Commission finds that because certain franchises, licenses, permits or right to own, operate, manage or control a public utility will be assigned, transferred or leased under the proposed transaction, Section 7-203 of the Act is applicable. Given the conclusions in this Order that the proposed transfer of gas system assets should be approved, the Commission hereby approves, subject to the conditions set forth herein, the proposed transfer of the identified certificates of public convenience and necessity granted by the Commission, environmental permits and obligations, municipal and county franchises, supply contracts, maintenance and labor


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agreements, and other relevant agreements for purposes of Section 7-203 of the
Act.

         SECTION 7-204 of the Act defines "reorganizations" and sets forth requirements relating to Commission approval therefore. SECTION 7-204(B)(1) of the Act requires a Commission finding that "the proposed reorganization will not diminish the utility's ability to provide adequate, reliable, efficient, safe and least-cost public utility service."

         Ameren witness Nelson submits that AmerenCIPS has a long-standing history with the Commission as a public utility providing high quality services to its customers. He asserts that the acquisition of the AmerenUE gas assets will not detrimentally affect AmerenCIPS' service to its customers. He says that all of AmerenUE's Illinois gas properties and personnel will be transferred to AmerenCIPS, including all entitlements under existing gas supply contracts used by AmerenUE to provide service to its Illinois customers. Mr. Nelson concludes that AmerenCIPS will continue to deliver the high quality service its customers have come to expect. (Ameren Ex.
3.0 at 2)

         According to Staff witness Lounsberry, the Companies do not anticipate any changes in the number of gas operations personnel nor would any changes to the capital expenditure and the operations and maintenance expense budgets occur as a result of the Commission's approval of the Companies' proposal. (Staff Ex.
3.0 at 5)

         Based upon his review of the Companies' petition, testimony, responses to data requests, as well as his participation in both Companies' rate cases before the Commission, Docket Nos. 02-0798, 03-0008 and 03-0009 (Consolidated), Mr. Lounsberry believes that the Companies meet the requirements of Section 7-204(b)(1) of the Act. (Staff Ex. 3.0 at 5-6)

         The Commission has reviewed the evidence of record and concludes that the proposed transfer of assets, and reorganization, will not diminish AmerenCIPS' ability to provide adequate, reliable, efficient, safe and least-cost public utility service to customers.

         Under SECTION 7-204(B)(2) of the Act, the Commission must find that the proposed reorganization "will not result in the unjustified SUBSIDIZATION OF NON-UTILITY ACTIVITIES by the utility or its customers." (Emphasis added) Ameren witness Nelson testified that given the nature of the proposed transaction, there will be no subsidization of non-utility activities. He asserts that the proposed transaction is simply the transfer of regulated property and customers from one regulated utility to another regulated utility. According to Mr. Nelson, there is no impact on non-utility activities. He also claims that there are Commission-approved agreements in place to ensure proper cost allocation between utility and non-utility activities. Mr. Nelson stated that the proposed transfer would not affect these agreements to the extent their applicability is at issue. (Ameren Ex. 3.0 at 2)

                                                                         03-0657


         With respect to this requirement, Staff witness Ms. Hathhorn stated that Ameren has previously provided its guidelines and procedures applicable to non-utility transactions. She believes these guidelines are adequate to ensure that the proposed reorganization will not result in any unjustified subsidization. Therefore, Ms. Hathhorn recommends that the Commission find the Companies are in compliance with Section 7-204(b)(2) of the Act. (Staff Ex. 2.0 at 2)

         Given the nature of proposed reorganization along with the existing guidelines and procedures applicable to non-utility transactions, the Commission finds that the proposed reorganization would not result in the unjustified subsidization of non-utility activities by AmerenCIPS or its customers.

         Under SECTION 7-204(B)(3) of the Act, the Commission must find that "costs and facilities are fairly and reasonably allocated between utility and non-utility activities in such a manner that the Commission may identify those costs and facilities which are properly included by the utility for ratemaking purposes". Ameren witness Nelson asserts that for the same reasons the Commission can make the required finding with respect to Section, 7-204(b)(2) of the Act, it can make the finding required by Section 7-204(b)(3). According to Mr. Nelson, the allocation of costs and facilities between AmerenCIPS and non-utility activities is a non-issue. He says he is not aware of any reason why the transfer will impede or affect the Commission's ability to identify the appropriate costs and facilities for ratemaking purposes. (Ameren Ex. 3.0 at 3)

         Staff witness Hathhorn concurs in Mr. Nelson's conclusion. She says that Ameren has approved agreements in place to ensure that the proposed reorganization will not result in any inappropriate allocations of costs. Ms. Hathhorn recommends that the Commission find that the Companies' proposal is in compliance with Section 7-204(b)(3) of the Act. (Staff Ex. 2.0 at 3)

         Given the nature of proposed reorganization along with the existing guidelines and procedures related to allocating costs, the Commission concludes that after completion of the proposed reorganization, costs and facilities will be fairly and reasonably allocated between utility and non-utility activities in a manner that will allow the Commission to identify those costs and facilities which are properly included by AmerenCIPS for ratemaking purposes.

         Under SECTION 7-204(B)(4) of the Act, the Commission must find that the proposed reorganization "will not significantly impair the utility's ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure." A table showing AmerenCIPS' capital structure is contained above. Ameren witness Nelson testified that the 50% note and 50% dividend structure of this proposed transaction will maintain a capital structure at AmerenCIPS substantially the same as its current capital structure. He said the capital ratios would not be materially affected as a result of the proposed transfer. Accordingly, Mr. Nelson concluded that AmerenCIPS will continue to be able to raise necessary capital on reasonable terms and will maintain a reasonable capital structure. (Ameren Ex. 3.0 at 3)

                                                                         03-0657


         Staff witness Phipps testified that following the proposed reorganization, there will be no change in the manner in which AmerenCIPS obtains equity and debt capital. Ms. Phipps indicated that she performed a ratio analysis that indicates AmerenCIPS' financial condition will remain strong following the proposed reorganization. Ms. Phipps compared AmerenCIPS' forecasted 2004 and 2005 financial ratios to (1) published Standard and Poor's ("S&P") Benchmark ratios and (2) average 2002 S&P Benchmark ratios for A rated electric utilities. She stated that AmerenCIPS' forecasted 2004 and 2005 financial ratios compare favorably to the published S&P Benchmark ratios and the 2002 average ratios for A rated electric utilities. Thus, Ms. Phipps concludes that the proposed reorganization will not significantly impair AmerenCIPS' access to the capital markets. (Staff Ex. 1.0 at 6-8; Staff BOE at 2))

         Having reviewed the record, the Commission observes that the manner in which the proposed asset transfer and reorganization has been structured will produce capital structure ratios that are not materially different than AmerenCIPS' existing capital structure. In addition, the record indicates that AmerenCIPS would continue to raise capital in the same manner if the proposed reorganization were approved. Therefore, the Commission finds that the proposed reorganization will not impair AmerenCIPS' ability to maintain a reasonable capital structure. In the Commission's view, the analysis performed by Staff witness Phipps further demonstrates that the proposed reorganization will not significantly impair AmerenCIPS' ability to raise necessary capital on reasonable terms.

         SECTION 7-204(B)(6) of the Act mandates that the Commission find that "the proposed reorganization is not likely to have a significant adverse effect on competition in those markets over which the Commission has jurisdiction."

         According to Ameren witness Nelson, the proposed transfer will have no bearing on competition in those markets over which the Commission has jurisdiction. He claims there is no "market power" issue since the Companies are not and will not be able to influence the market price for gas. In regard to the proposed transfer of these gas customers to AmerenCIPS, he asserts that there is no real "marketing" as currently exists for electric customers. He also argues that to the extent there is a "market" for transportation customers, the proposed change from AmerenUE to AmerenCIPS is a non-event. Mr. Nelson contends that they will still be able to use the same pipelines and suppliers they currently use. In Mr. Nelson's view, to the extent there is any movement toward residential aggregation for purposes of gas supply, whether those customers remained at AmerenUE or AmerenCIPS is not material. (Ameren Ex. 3.0 at 3-4)

         Staff witness Rearden stated that there are two relevant markets that could be affected by the proposed transfer. First, there is the competition for commodity sales to transportation customers. Second, there can be competition for building out facilities to new customers on the borders of franchise territories, also referred to as line extensions. (Staff Ex. 5.0 at 4)

                                                                         03-0657


         Mr. Rearden testified that because Ameren is transferring the assets from one affiliate to another, there is a change neither in the number of marketers competing to sell gas in Illinois nor in the number of firms or control of existing firms vying to sign up new customers to the gas distribution network. He stated that this transaction is in effect an intra-corporate transfer that does not change the entity in control of the assets since Ameren proposes to transfer the assets from one affiliate to another. He testified that there is no change in the corporate control of the transferred assets and that the tariffs are unchanged in these service areas. Therefore, Mr. Rearden believes Ameren cannot immediately change its line extension behavior. (Staff Ex. 5.0 at 4-5)

         Mr. Rearden concluded that that the proposed reorganization meets the standard in Section 7-204(b)(6) of the Act. In his view, it is unlikely to hurt competition in those markets under the Commission's jurisdiction.
(Staff Ex. 5.0 at 5)

         The Commission has reviewed the testimony of Ameren witness Nelson and Staff witness Rearden. The record demonstrates that the proposed reorganization will transfer control of certain public utility assets from one Ameren company to another Ameren company. Given the nature of the transfer, the Commission concludes that the proposed reorganization is not likely to have a significant adverse effect on competition in those markets over which the Commission has jurisdiction.

         Under SECTION 7-204(B)(7) of the Act, the Commission must find that "the proposed reorganization is not likely to result in any ADVERSE RATE IMPACTS on retail customers." (Emphasis added)

         Staff witness Ms. Phipps testified that an adverse rate impact would occur if the proposed reorganization reduced AmerenCIPS' rate of return on common equity to a level that would entitle AmerenCIPS to request an increase in electric base rates, pursuant to Section 16-111(d) of the Act, which AmerenCIPS could not have requested absent the reorganization. She further stated that while not a part of the proposed reorganization before the Commission in this docket, Staff was also concerned as to whether circumstances had changed sufficiently since 2000 such that the transfer of AmerenUE's retail electric operations in Illinois to AmerenCIPS could also entitle AmerenCIPS to request an increase in its electric base rates. (Staff Ex. 1.0 at 8-9)

         On this issue, Ameren witness Mr. Nelson said there is no expectation that AmerenCIPS will need to seek rate relief during the mandatory transition period, whether or not the transfer takes place, and that AmerenCIPS has no plans to seek rate relief during this period. Nevertheless, Mr. Nelson stated that AmerenCIPS is making a proposal that is intended to ameliorate Staff's concerns. (Ameren Ex. 4.0 at 1-2)

         According to Mr. Nelson, AmerenCIPS commits that for the remainder of the Illinois statutory rate freeze, if AmerenCIPS' actual two-year average earned rate of return on common equity ("ROE"), calculated in accordance with
Section 16-111(d) of the Act, falls below the two-year average yield of the applicable U.S. Treasury securities for the same period, then AmerenCIPS will

                                                                         03-0657


adjust its ROE as though the asset transfer had not occurred. Mr. Nelson stated that AmerenCIPS would be entitled to request an increase in its base rates only if the two-year average ROE, as so adjusted, is still below the two-year average yield of the applicable U.S.
Treasury securities. .  (Ameren Ex. 4.0 at 2-3)

         Mr. Nelson asserted that since the revenues and operating expenses related to the Metro East asset transfer will be recorded separately in the accounting records of Ameren Corporation, the actual revenues and expenses will be known. Thus, Mr. Nelson claims it will be possible to eliminate the Metro East gross margin (revenues less power cost), Metro East operating and maintenance expenses, Metro East taxes other than income, Metro East depreciation expense, and the interest expense paid on the promissory note and principal payment. He says the net total of the gross margin less the expenses adjusted for income taxes will be used to adjust the AmerenCIPS earnings applicable to common equity. (Ameren Ex. 4.0 at 3; Staff RBOE at 7) The methodology presented by Mr. Nelson is set forth in a proprietary schedule, identified as Ameren Exhibit 4.1, that was attached to Ameren Exhibit 4.0. (Ameren BOE at 5) A public version of that schedule was provided as Attachment A to Staff's RBOE. (Staff RBOE at 6-7)

         Mr. Nelson also stated that the AmerenCIPS common equity will be reduced to eliminate the capital contribution received from the Metro East asset transfer and the retained earnings will be adjusted for the net adjustment to the earnings applicable to common. He says the AmerenCIPS' earnings applicable to common will be decreased and the AmerenCIPS common equity will be decreased; however, the net result is an increase in the AmerenCIPS' ROE. (Ameren Ex. 4.0 at 3)

         According to the Companies, the proposed commitment provides assurances that during the remainder of the rate freeze, any determination that AmerenCIPS is entitled to request an increase in its bundled electric or gas base rates will be based on financial results that approximate the results that would have occurred had the Metro East asset transfer not occurred. (Ameren Ex. 4.0 at 4-5)

         Ms. Phipps stated that under AmerenCIPS' commitment proposal described above, AmerenCIPS would be entitled to request an increase in its base rates pursuant to Section 16 111(d) only if AmerenCIPS' two-year average ROE, adjusted as though the asset transfer had not occurred, is still below the two-year average yield of the applicable U.S. Treasury securities. Accordingly, she recommends that the Commission approve that commitment and require AmerenCIPS to maintain separate accounting records for the Metro East assets until the end of the mandatory transition period. According to Ms. Phipps, the latter requirement would ensure that the alternative ROE could be calculated, if necessary. In Ms. Phipps' view, given the AmerenCIPS proposal, the proposed reorganization satisfies the requirements of Section 7-204(b)(7) of the Act as it pertains to electric base rates. (Staff Ex. 1.0 at 9-10)

                                                                         03-0657


         Staff witness Lazare also addressed Section 7-204(b)(7). He stated that because the Companies' proposed tariff changes are reasonable and there will be no material impacts on affected ratepayers, the provisions of Section 7-204(b)(7) will be satisfied by the Companies' transfer proposal. (Staff Ex. 4 at 3-4)

         Having reviewed the record, the Commission finds that approval of the proposed asset transfer and reorganization shall be subject to certain conditions during the remainder of the mandatory transition period, as defined in Section 16-102 of the Act, in order to ensure that the requirements of
Section 7-204(b)(7) of the Act are met. Accordingly, in the event AmerenCIPS' actual two-year average earned rate of return on common equity, calculated in accordance with Section 16-111(d) of the Act, falls below the two-year average yield of the applicable U.S. Treasury securities for the same period, AmerenCIPS shall adjust its ROE as though the asset transfer had not occurred. Only if the two-year average ROE, as so adjusted, is still below the two-year average yield of the applicable U.S. Treasury securities, will AmerenCIPS be deemed to be entitled to request an increase in its base rates pursuant to Section 16-111(d) of the Act.

         As a further condition on the approvals granted herein, the Commission also finds that AmerenCIPS is required to maintain separate accounting records for the Metro East assets until the end of the mandatory transition period. With the imposition of these conditions, the Commission concludes that the proposed reorganization is not likely to result in any adverse rate impacts on retail customers.

         With respect to SECTION 7-101(3) of the Act, Staff witness Phipps stated that a financial contract for the exchange of any property made with any AFFILIATED INTEREST requires Commission approval. She said the Act states further that the Commission may attach any conditions to its approval that are necessary to safeguard the public interest. Ms. Phipps believes that the AmerenCIPS' proposed debt issuance is in the public interest because it is necessary to consummate the proposed reorganization, which satisfies the requirements set forth in Articles VI and VII of the Act. (Staff Ex. 1.0 at 14-15)

         The Commission observes that AmerenUE and AmerenCIPS are affiliated interests within the meaning of the Act, and the requirements of Section 7-101 of the Act are applicable. Having reviewed the record, the Commission finds that the proposed Asset Transfer Agreement and the promissory note are in the public interest and they are hereby approved and consented to, subject to the conditions imposed in this Order. As one condition of approving the proposed promissory note, the Commission finds that AmerenCIPS shall be required to seek authorization from the Commission before agreeing to extend the term of the promissory note from five years to ten years.

         Furthermore, AmerenCIPS is directed to file a special report with the Commission disclosing the interest rate and demonstrating how that interest rate was set, including supporting source documents, within ten business days of the

                                                                         03-0657


establishment of the interest rate on the promissory note. Finally, the Commission finds that approval of the proposed promissory note shall not be construed as a finding that the interest rate on the promissory note is reasonable for ratemaking purposes.

         Under SECTION 7-102(C) of the Act, the Commission may approve a proposed transaction requiring approval under Section 7-102 if it finds that "the public will be convenienced thereby." The record of this proceeding indicates that neither the ratepayers of AmerenUE nor of AmerenCIPS are likely to be adversely affected in the event the proposed asset transfer and reorganization takes place. Furthermore, it appears likely that certain efficiencies will accrue should the proposed reorganization occur, some of which are expected to benefit ratepayers. Therefore, based upon the entire record of this proceeding, the Commission finds that public will be convenienced by the proposed asset transfer, reorganization and related transactions. Thus, the transactions requiring approval pursuant Section 7-102 of the Act are hereby approved, subject to the conditions imposed herein.

         SECTION 7-204(C) of the Act requires that the Commission rule on: (i) the allocation of any SAVINGS resulting from the proposed reorganization; and
(ii) whether the companies should be allowed to recover any COSTS incurred in accomplishing the proposed reorganization and, if so, the amount of costs eligible for recovery and how the costs will be allocated.

         Ameren witness Nelson stated that the anticipated costs of the transfer are de minimus and AmerenCIPS will not seek to recover these costs in a future rate case. (Ameren Ex. 5.0 at 1)

         Staff witness Hathhorn recommends that the Commission accept Ameren's proposal regarding the allocation of savings resulting from the proposed reorganization and the recovery of any costs incurred in accomplishing the proposed reorganization, and find that:

         1) any savings that result from the transfer will be reflected in the cost of service in Ameren CIPS' next gas rate case; and

         2) no costs incurred in accomplishing the proposed reorganization will be eligible for recovery in a future rate case.

         (Staff Ex. 2.0 at 4)

         According to Ms. Hathhorn, the Companies anticipate that any savings resulting from the transfer will be reflected in the cost of service in AmerenCIPS' next gas rate case. She also states that the anticipated costs of the transfer are de minimus, occurring over a one to two year period, relating to changing the name from "AmerenUE" to "AmerenCIPS" on items such as customer bills and paychecks. Ms. Hathhorn also said there is no premium associated with the transfer that will be recovered. (Staff Ex. 2.0 at 4)

                                                                         03-0657


         The Commission has reviewed the testimony of Ameren witness Nelson and Staff witness Hathhorn relating to the allocation of savings and costs resulting from the proposed reorganization. Consistent with the requirements of Section 7-204(c) of the Act, the Commission finds that in future rate proceedings, any and all savings from the proposed reorganization shall be allocated entirely to the ratepayers of AmerenCIPS. In addition, the Commission finds that AmerenCIPS will not be allowed to recover any costs incurred in accomplishing the proposed reorganization, and all such costs shall instead be allocated to AmerenCIPS and its shareholders.

VII.     RATES; TARIFFS; PGA; TERMS AND CONDITIONS OF SERVICE

         Proposed changes in rates and tariffs are subject to the provisions of
Section 9-201 of the Act. For customers in the current AmerenUE service area, AmerenCIPS proposes to initially adopt all rates and service classifications in AmerenUE's tariffs. AmerenCIPS is not proposing any substantive change in the actual rates or charges, or terms and conditions of service, at this time.

         Ameren witness Mr. Carls said the proposed tariff sheets to be applicable in the current AmerenUE service area will reflect the new rate schedule designation that corresponds to the AmerenCIPS numbering sequence, but will maintain the same tariff sheet numbering convention as is currently used by AmerenUE. Staff witness Lazare did not object to the Companies' proposal. He also observed that any future proposal for further consolidation of tariffs would be subject to Commission approval at that time.

         AmerenCIPS also proposes to maintain a separate AmerenCIPS Metro East purchased gas adjustment ("PGA") rate area for the former AmerenUE Illinois PGA rate area.

         Staff witness Hathhorn is in agreement with the Companies' proposal to maintain a separate AmerenCIPS Metro East PGA rate area for the former AmerenUE PGA rate area. Ms. Hathhorn proposes that the costs and revenues flowing through the AmerenUE/Metro East PGA during the year of the transfer be treated as a single PGA reconciliation submitted by AmerenCIPS. According to Ms. Hathhorn, AmerenCIPS indicated that a 12-month reconciliation for the Metro East PGA rate area will be included as part of AmerenCIPS' PGA reconciliation in the year of the transfer.

         In addition, she says that AmerenCIPS agreed to provide supplemental schedules supporting the annual PGA reconciliation for each rate area. Ms. Hathhorn stated that the schedules for the Metro East PGA rate area will show 12 months of revenues and costs flowed through the PGA, reflecting the period when the rate area was part of AmerenUE, prior to the transfer, as well as the period when revenues and costs flowed through the AmerenCIPS Metro East PGA rate area, after the transfer. (Staff Ex. 2.0 at 6-7)

                                                                         03-0657


         Ms. Hathhorn also recommended the Commission order AmerenCIPS to provide the supplemental cost and sales summary schedules described in her testimony as part of its annual PGA reconciliation as long as AmerenCIPS maintains the two separate rate areas. (Staff Ex. 2.0 at 7) Ameren witness Carls indicated that Ameren would maintain the records as proposed by Ms. Hathhorn. (Ameren Ex. 6.0 at 2)

         Having reviewed the record, the Commission finds that AmerenCIPS shall file tariffs that adopt all rates, service classifications and other substantive terms and conditions of service currently contained in AmerenUE's tariffs for the Metro East service area. Any further changes beyond those proposed in this proceeding will require Commission approval.

         The Commission also directs AmerenCIPS to establish a separate AmerenCIPS Metro East PGA rate area for the former AmerenUE PGA rate area. The Commission finds that the costs and revenues flowing through the AmerenUE/Metro East PGA during the year of the transfer shall be treated as a single PGA reconciliation submitted by AmerenCIPS. In addition, the Commission directs AmerenCIPS to provide the supplemental cost and sales summary schedules described by Staff witness Hathhorn as part of its annual PGA reconciliation as long as AmerenCIPS maintains the two separate rate areas.

VIII.    ACCOUNTING ENTRIES; ANNUAL REPORT; OTHER ISSUES

         Schedule 2 attached to Ameren witness' Nelson's testimony presented the Companies' proposed ACCOUNTING ENTRIES associated with the proposed transaction. Mr. Nelson testifies that PricewaterhouseCoopers, LLP has reviewed the proposed accounting entries and concluded they are in accord with generally accepted accounting practices. (Ameren Ex. 1.0 at 4-5 and Schedules 2 and 4)

         According to Staff witness Hathhorn, she discovered a difference, other than the book value amounts, between the journal entries in Mr. Nelson's
Schedule 2 and those offered by the Companies in the electric proceeding, Docket Nos. 00-0650 and 00-0655 (Consolidated). Specifically, she says that the deferred tax gain calculation was inadvertently omitted from the calculation of the 2000 journal entries. (Staff Ex. 2.0 at 5) Ms. Hathhorn found no reason to object to this correction from the previous proceeding, and she recommended that the Commission accept the proposed journal entries. (Staff BOE at 3)

         Ms. Hathhorn also recommends that the Commission order the Companies to file with the Commission, within 60 days after the date of the acquisition, the final accounting entries for the transaction, both on AmerenUE's and AmerenCIPS' books, showing the actual dollar values of all involved accounts. Additionally, Ms. Hathhorn says the Companies should provide a copy of this filing to the Manager of the Commission's Accounting Department at the time it is filed with the Commission. (Staff Ex. 2.0 at 5-6) Ameren witness Carls indicated that Ameren would provide the journal entries within the time frame proposed by Ms. Hathhorn. (Ameren Ex. 6.0 at 2)

                                                                         03-0657


         Having reviewed the record, the Commission finds the Companies' proposed journal entries to be reasonable, and those journal entries are approved. Within 60 days after completion of the proposed transaction, the Companies are directed to file, with the Commission, the final accounting entries for the transaction for both AmerenUE and AmerenCIPS, showing the actual dollar values of all involved accounts. At the time this filing is made, a copy thereof shall be provided by the Companies to the Manager of the Accounting Department of the Commission's Financial Analysis Division.

         Ms. Hathhorn also stated that AmerenCIPS should provide supplements to pages 8, 8a, 9, 9a, 10, 10a, 11, and 11a of the Form 21 ILCC reflecting 12 months of information, stated separately, for the AmerenCIPS PGA and Metro East PGA rate areas. Finally, Ms. Hathhorn testified that AmerenUE is required to file a final Form 21 ILCC annual report in the year of the transfer. (Staff Ex.
2.0 at 7-8) Ameren witness Carls stated that the Companies would provide the information described by Ms. Hathhorn. (Ameren Ex. 6.0 at 2)

         Upon reviewing the evidence, the Commission finds these proposals to be reasonable. AmerenUE is directed to file an ILCC Form 21 annual report for the year in which the transfer is completed. Additionally, AmerenCIPS is directed to provide supplements to pages 8, 8a, 9, 9a, 10, 10a, 11, and 11a of the Form 21 ILCC reflecting 12 months of information, stated separately, for the AmerenCIPS PGA and Metro East PGA rate areas as long as AmerenCIPS maintains the two separate rate areas.

         Ameren witness Nelson stated that AmerenCIPS' contribution to the PUBLIC UTILITY FUND as provided for under 220 ILCS 5/2-203, and the ENERGY EFFICIENCY TRUST FUND as provided for under 20 ILCS 687/6-6, is measured by the kilowatt-hours delivered to retail customers in the 12 months preceding the year of contribution. According to Mr. Nelson, AmerenCIPS is committed to ensure the same funding levels for these two programs in that year as if the transfer had not taken place. He stated that thereafter, the funding levels for the programs will be based on AmerenCIPS' kilowatt-hours delivered as otherwise prescribed by the statutes. (Ameren Ex. 3.0 at 5)

         As a condition of approving the proposed transfer and reorganization, the Commission finds that AmerenCIPS is required to ensure the same funding levels for the Public Utility Fund and the Energy Efficiency Trust Fund, in the year of the transfer, as if the transfer had not taken place. Thereafter, the funding levels for these programs will be based on AmerenCIPS' kilowatt-hours delivered or as otherwise prescribed by the statute or the Commission.

IX.      PRIMARY AREAS OF DISAGREEMENT IN EXCEPTIONS AND REPLIES

         Most of the arguments in the BOEs and RBOEs involved the two issues discussed below. In each instance, the Applicants propose certain changes, and Staff opposes them.

                                                                         03-0657


         Subject to certain conditions, the First Ordering Paragraph of the Proposed Order stated, in part, that "authorization is hereby granted for (1) the transfer of AmerenUE's retail gas operations and related assets in Illinois to AmerenCIPS pursuant to the terms of an Asset Transfer Agreement attached as
Schedule 1 to Ameren Exhibit 1.0." Similar language is contained in Finding No.
(3).

         In its BOE, Applicants propose that the words "an Asset Transfer Agreement" be changed to "form of a Asset Transfer Agreement." Applicants ask that a similar change be made in Finding No. (3), and in the first sentence of
Section III of the proposed order. (Ameren BOE at 2-4) In its RBOE, Staff objects to these proposed modifications. (Staff RBOE at 3-6)

         Applicants argue that the Asset Transfer Agreement attached to Ameren
Exhibit 1.0 is a "form", and "is not a complete document that could be the final agreement for this transfer." (Ameren BOE at 2-3) Applicants assert, for example, that there are schedules, addenda and exhibits that will be prepared near the time of closing and will be used to effectuate the intention of the parties pursuant to the Asset Transfer Agreement. (Id.) The Companies also assert that their intent to seek approval of the "form of" the Agreement was noted in Paragraph 9 of their petition.

         According to the Applicants, neither the Applicants nor the Staff have advocated that the Commission authorize only the approval of the Asset Transfer Agreement as it currently exists, but rather requested approval of the "form" of the agreement which includes all of the material terms and conditions as agreed by the parties and which will be approved by the Commission in this proceeding. (Ameren BOE at 3)

         The Commission Staff opposes the changes proposed by the Companies. Staff asserts that the Second Amended Petition requests Commission "approval of the Asset Transfer Agreement" itself, not the "form of" such an agreement. (Staff RBOE at 3, citing Second Amended Petition at 1) Staff also contends that
Section 7-203 of the Act "clearly contemplates Commission approval of the agreement itself and not of some facsimile." (Staff RBOE at 4)

         Staff notes that Ameren has not yet received final approval of the same transaction from the Missouri Public Service Commission ("PSC") in case number EO-2004-0108. ICC Staff says it is "unwilling to carte blanche approve a `form of' the Asset Transfer Agreement, which could later be changed." (Staff RBOE at 5) For example, Staff states, a number of conditions and/or requirements ultimately imposed in the Missouri case could change the terms of the Asset Transfer Agreement without ever having been before the Illinois Commerce Commission.

         Finally, Staff believes the intent of the Act is to approve and set conditions for the actual transaction, not the "form of" the transaction. In Staff's view, it is illogical for the Commission to approve and potentially set conditions to a "form of" a transaction when the potential exists that the "form of" language could provide for later substantial changes to the previously approved transaction. Staff believes the Commission should have the opportunity


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to review any changes to the Asset Transfer Agreement in order to determine whether Illinois ratepayers or the Commission's own requirements and/or conditions are impacted by subsequent changes to the transaction. (Staff RBOE at
5)

         Having reviewed the arguments of the parties, the Commission agrees with Staff that the transaction before the Commission is the Asset Transfer Agreement itself, not the "form of" such an agreement. The prayer for relief on page 13 of the Second Amended Petition requests approval of the "Asset Transfer Agreement." Similarly, the first paragraph of the Second Amended Petition states that the Companies are requesting "approval of the Asset Transfer Agreement."

         Furthermore, as observed by Staff, authorization to enter into the "form of" such an agreement is simply too open-ended, arguably leaving room for post-approval changes in the substantive terms and provisions of the agreement without an opportunity for review by the Commission or Commission Staff. Such a result would be an inappropriate delegation to the utilities of the Commission's responsibilities under the Act.

         To the extent the Companies are concerned that there are documents they will need to prepare prior to and in connection with the closing, the Commission finds that Applicants are authorized by this Order to engage in such transactions as are necessary to effectuate the closing on the Asset Transfer Agreement, provided that such transactions are fully consistent with the substantive terms and provisions of the approved Asset Transfer Agreement.

         With regard to the other BOE issue discussed in this section of the Order, Applicants take exception to language in Finding No. (7) of the Proposed Order that the approvals and authorizations contained therein are granted on the condition that the transactions in question are consummated not later than December 31, 2004. According to Applicants, there is no statutory deadline in the related proceeding before the Missouri PSC. While Applicants expect a favorable ruling from the Missouri PSC in the near term, Applicants say they cannot be assured that all regulatory approvals will be in place by year's end. (Ameren BOE at 5) Applicants claim the December 31, 2004 date is not supported by the record; however, they do not propose any alternative date.

         In their reply brief on exceptions, the Commission Staff argues that Ameren's exception should be rejected. Staff supports the December 31, 2004, deadline for the proposed transaction. Without a deadline, Staff argues, the transaction could occur at any time in the future, once Ameren receives a decision from the Missouri PSC where the transaction as proposed could be rejected, reorganized, or approved under different terms in Missouri sometime after 2004. If the Commission's Order in the instant proceeding has no deadline, Staff argues, it is conceivable that a transfer different from the one approved will result. (Staff RBOE at 8-9)


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         Further, Staff asserts, the history of this transaction indicates that a deadline is essential. According to Staff, Ameren originally filed its gas asset transfer case in 2000, in Docket No. 00-0648, and that proceeding terminated without a final Commission Order after Ameren sought to withdraw its request as a result of serious concerns regarding the proposed transfer at the Missouri PSC. In the current proceeding before the Missouri PSC, Staff says there is no indication yet whether the Missouri PSC will impose certain conditions, and if so, whether Ameren will accept them.

         The Commission has reviewed the positions of the parties on this issue. In the Commission's opinion, some deadline for completing the transaction should be contained in the order. Under Applicants' position, an approved transaction could remain unconsummated for years, and may never be completed. It is difficult to see what useful purposes or appropriate regulatory policies are served when agreements approved by this Commission are not consummated within a reasonable period of time, if at all. As noted by Staff, an earlier application for authorization to transfer the AmerenUE gas system in Illinois to AmerenCIPS in Docket 00-0648 was withdrawn due to complications in a related proceeding that was pending before the Missouri PSC at that time.

         Given the concerns expressed by Applicants, however, the Commission finds that the deadline for consummating the transaction should be extended from December 31, 2004 to a date six months from the date of this Order. Given Applicants' representations that a favorable ruling from the MPSC is expected in the near term, the six-month period should provide sufficient time to complete the transaction.

X.       FINDINGS AND ORDERING PARAGRAPHS

         The Commission, having considered the entire record herein, is of the opinion and finds that:

         (1) the Commission has jurisdiction over the Applicants and the subject matter hereof;

         (2) the facts recited and conclusions reached in the prefatory portion of this Order are supported by the record and are hereby adopted as findings of fact and law;

         (3) subject to the conditions set forth herein, authorization should be granted for the transfer of AmerenUE's retail gas operations and related assets in Illinois to AmerenCIPS pursuant to the terms of an Asset Transfer Agreement attached as Schedule 1 to Ameren Exhibit 1.0; for the issuance by AmerenCIPS of a promissory note to Ameren UE, in an amount not to exceed $69 million, as described above; and for such other related transactions as are expressly found appropriate for approval above;


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         (4)  in accordance with Section 6-101 of the Act, AmerenCIPS shall, before issuance of the promissory note described herein, cause the following identification number to be placed on the face of such securities: Ill. C.C. No. 6277;

         (5) AmerenCIPS is required to pay a fee of $165,600.00 in accordance with Section 6-108 of the Act; this fee shall be paid no later than 30 days after service of this Commission order;

         (6) AmerenCIPS shall comply with the reporting requirements of 83 Ill. Adm. Code 240;

         (7) the approvals and authorizations granted in this order are granted on the condition that the transactions in question are consummated not later than six months from the date of this Order;

         (8) the tariffs to be filed in implementation of the transactions authorized herein shall be filed within 30 days after all necessary regulatory approvals relating to the subject transfer have been received, and these tariffs shall bear an effective date at least five days after the date of filing.

         (9) AmerenCIPS shall comply with all other determinations and conditions set out in this Order.

         IT IS THEREFORE ORDERED that subject to the conditions set forth herein, authorization is hereby granted for (1) the transfer of AmerenUE's retail gas operations and related assets in Illinois to AmerenCIPS pursuant to the terms of an Asset Transfer Agreement attached as Schedule 1 to Ameren
Exhibit 1.0; (2) the issuance by AmerenCIPS of a promissory note to AmerenUE, in an amount not to exceed $69 million, in the form provided in Schedule 3 to Ameren Exhibit 1.0; and (3) such other related transactions as are found appropriate for approval above.

         IT IS FURTHER ORDERED that the authorizations and approvals granted in this Order are subject to the condition that AmerenCIPS complies with Findings
(4) through (9) above and with all other conditions and determinations set forth in this Order, wherever they may appear.

         IT IS FURTHER ORDERED that that subject to the provisions of Section 10-113 of the Public Utilities Act and 83 Ill. Adm. Code 200.880, this Order is final; it is not subject to the Administrative Review Law.

         By order of the Commission this 22nd day of September, 2004.

                                                   (SIGNED) EDWARD C. HURLEY

                                                             Chairman